

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

<u>Via E-mail</u>
Michael Anthony
President and Chief Executive Officer
Stark Beneficial, Inc.
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

  Re: Stark Beneficial, Inc.
     Form 10-12G
     Filed June 5, 2012
     File No. 000-54731

Dear Mr. Anthony:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Celeste M. Murphy for

       Larry Spirgel
       Assistant Director

cc: <u>Via E-mail to</u>
  Laura Anthony, Esq.
  Legal & Compliance, LLC